UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)1

Telephone and Data Systems, Inc.
(Name of Issuer)

Special Common Shares, $0.01 par value
(Title of Class of Securities)

879433860
(CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000 30 North LaSalle Street, Chicago, Illinois 60602 (312) 630-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 879433860

1

Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Trustees under Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989

2	Check the Appropriate Box if a Member of Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A

	8	Shared Voting Power N/A

	9	Sole Dispositive Power N/A

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person N/A.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) N/A

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

This Amendment No. 4 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989.  This Schedule 13D is being filed as a final amendment to report the reclassification (“Reclassification”) of Special Common Shares, par value $0.01 per share (“Special Common Shares”), of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer” or “TDS”), on a share-for-share basis into Common Shares, par value $0.01 per share (“Common Shares”), of TDS.  As a result, there are no longer outstanding any Special Common Shares and the reporting persons no longer beneficially own any Special Common Shares.  The reporting persons have filed a separate Schedule 13D with respect to the Common Shares.

Item 1.             Security and Issuer.

This statement relates to the Special Common Shares of the Issuer.  The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602.

Item 2.             Identity and Background.

This Schedule 13D is being filed by the trustees (the “Trustees”) of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989 (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Special Common Shares.  The following sets forth Items 2(a) through 2(f) for each filing person.

Voting Trust.        The Voting Trust is organized under Delaware law.  The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

Trustees.               The information required under paragraphs (a) — (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

The following is information required under paragraphs (d) and (e) for all filing persons.

(d)           During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.

The information contained in Item 4 below is incorporated by reference herein.

Item 4.             Purpose of Transaction.

This Item 4 is being updated by the following information.

On January 24, 2012, TDS issued a press release announcing that certain amendments (the “Charter Amendments”) described in the Issuer’s definitive proxy statement dated August 31, 2011, and the supplement thereto dated November 29, 2011, became effective as a result of the filing of a Restated Certificate of Incorporation by the Issuer on January 24, 2012.  This press release was attached as an exhibit to a Form 8-K dated January 24, 2012 as filed by TDS with the Securities and Exchange Commission (the “SEC”) on the date hereof.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

The descriptions of the effectiveness of the Charter Amendments included in such Form 8-K and press release are incorporated herein by reference.

As a result, on January 24, 2011, the 6,100,979 Special Common Shares held by the Voting Trust were reclassified as  6,100,979 Common Shares.

Except as disclosed or incorporated by reference herein, the Voting Trust does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Trustees intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of United States Cellular Corporation.

Notwithstanding the foregoing, the Trustees retain the right to change their intent, including to acquire additional securities from time to time, or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and applicable law.

Item 5.             Interest in Securities of the Issuer.

(a)                                  As a result of the reclassification of Special Common Shares into Common Shares, the Voting Trust and each of the Trustees no longer beneficially own any Special Common Shares.

(b)                                 As a result of the reclassification of Special Common Shares into Common Shares, the Voting Trust and each of the Trustees no longer beneficially own any Special Common Shares.  Consequently, the Voting Trust and the Trustees no longer have any power to vote or direct the vote of, or to dispose or direct the disposition of, any Special Common Shares.  Information with respect to Common Shares held by the Voting Trust is included in the separate Schedule 13D filed by the reporting persons with respect to the Common Shares.

(i)                                     Sole Power to Vote or Direct the Vote:

None.

(ii)                                  Shared Power to Vote or Direct the Vote:

None.

(iii)                               Sole Power to Dispose or Direct the Disposition:

None.

(iv)                              Shared Power to Dispose or Direct the Disposition:

None.

(c)                                  No transactions were effected during the past sixty days in Special Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees, except as a

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

result of participation in TDS Special Common Share Automatic Dividend Reinvestment Plan (under which the Voting Trust acquired 4,970 Special Common Shares, which were reclassified as 4,970 Common Shares on January 24, 2012, at a per share price equal to $21.92 during the past 60 days).

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust was created to facilitate long-standing relationships among the trust’s certificate holders.  Following the Reclassification, the Voting Trust is the direct beneficial owner of Common Shares and Series A Common Shares, which are convertible on a share-for-share basis into Common Shares.  Under the terms of the Voting Trust, the Trustees hold and vote the Common Shares and Series A Common Shares held in the trust.

See the Voting Trust’s Schedule 13D with respect to Common Shares.

Item 7.             Material to be Filed as Exhibits.

(a)           Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference to the Exhibit filed on Amendment No. 3 to the Schedule 13D of the Voting Trust with respect to the Common Shares dated May 2, 2005.

(b)           TDS’ Definitive Proxy Statement dated August 31, 2011, as filed with the SEC under cover of Schedule 14A on August 31, 2011, is hereby incorporated by reference.

(c)           TDS’ Proxy Supplement dated November 29, 2011, as filed with the SEC under cover of Schedule 14A on November 29, 2011, is hereby incorporated by reference.

(d)           TDS’ Form 8-K dated January 24, 2012, as filed with the SEC on January 26, 2012, is hereby incorporated by reference.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2012		TRUSTEES OF AMENDMENT AND RESTATEMENT (DATED AS OF APRIL 22, 2005) OF VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989

/s/ Walter C. D. Carlson*
Walter C.D. Carlson

/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*
Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.

	*By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Attorney-in-Fact for above Trustees*

*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Amendment No. 4 to Schedule 13D

relating to the direct beneficial ownership in the Special Common Shares of

Telephone and Data Systems, Inc. by the Voting Trust.

Schedule 13D	Appendix A
Issuer: Telephone and Data Systems, Inc.
Page 1 of 2 of Appendix A

Trustees of the Voting Trust

(I)	(a)	Name:

Walter C.D. Carlson

	(b)	Business Address:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin LLP (see above for address)

	(f)	Citizenship:

United States

(II)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)

	(f)	Citizenship:

United States

(III)	(a)	Name:

Letitia G. Carlson, M.D.

	(b)	Business Address:

2150 Pennsylvania Avenue, N.W.
Washington, D.C. 20037

	(c)	Present Principal Occupation or Employment:

Schedule 13D	Appendix A
Issuer: Telephone and Data Systems, Inc.
Page 2 of 2 of Appendix A

Physician and Associate Clinical Professor at George Washington University Medical Center (see above for address)

	(f)	Citizenship:

United States

(IV)	(a)	Name:

Prudence E. Carlson

	(b)	Business Address:

17 White Street
New York, New York 10013

	(c)	Present Principal Occupation or Employment:

Art Critic and Art Historian (see above for address)

	(f)	Citizenship:

United States